Mail Stop 3561

September 9, 2008

Mr. Michael Forster
Chief Executive Officer
Power-Save Energy Co
3940-7 Broad Street, #200
San Luis Obispo, CA 93401

      Re: Power-Save Energy Co
               Amendment No. 2 to Form 10-KSB for Fiscal Year
               Ended December 31, 2007
               Filed September 4, 2008
               File No. 0-30215

Dear Mr. Forster:

We reviewed your filing and response letter dated September 4, 2008 to our comment letter dated August 13, 2008, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Effectiveness of Disclosure Controls and Procedures, page 3

We note that management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please explain to us how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective disclosure controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, we believe that management should conclude that disclosure controls and procedures were not effective as of the end of the period covered by the report. Please explain to us your basis for concluding otherwise or further amend the filing to disclose management's revised conclusion regarding the effectiveness of your disclosure controls and procedures; i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

Changes in Company's Internal Controls over Financial Reporting, page 4

We note your revised disclosure that there were no material changes in your internal controls over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. As previously requested, revise to disclose any change in internal control over financial reporting during the fourth fiscal quarter that has materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. If there were no changes in internal control over financial reporting during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, consider disclosing that fact. Refer to Item 308(T)(b) of Regulation S-B.

Signatures, page 4

As previously requested, please revise to include the signatures of your principal accounting and principal financial officers in the second signature section. If your principal executive officer serves in these capacities, he must indicate each capacity in which he signs the report. Refer to general instruction C.2 of Form 10-KSB.

Certifications

Please include the certifications required by Exchange Act Rules 13a-14(a) or 15d-14(a) as exhibits to the amended filing. Refer to Item 601(b)(31) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief